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                                                                    EXHIBIT 23.1


The Board of Directors
Ambanc Holding Co., Inc.

We consent to incorporation by reference in the registration statement on Form S-4 of Ambanc Holding Co., Inc. related to the merger agreement with AFSALA Bancorp, Inc. of our report dated February 13, 1998, relating to the consolidated statements of financial condition of Ambanc Holding Co., Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997, which report appears in the December 31, 1997 Annual Report on Form 10-K of Ambanc Holding Co., Inc.

We also consent to the reference to our firm under the heading "Experts" in the Joint Proxy Statement/Prospectus.

/s/ KPMG Peat Marwick LLP

Albany, New York
July 22, 1998